05053290

Voice Mobility®

Voice Mobility International Inc. 2004 Annual Report

VMI develops telecommunications solutions for the global market. We embrace new technology, open standards and access methods to make communications and messaging easy and profitable for our partners, their customers and their end users. By combining real time and non-real time communication with messaging options in a presence aware solution, we give people choice and control over their communications.

Using our software, telecommunications providers can lower operating and capital costs without disrupting current revenue streams, and achieve incremental revenue growth by providing both new and enhanced service offerings that complement their current marketing mix.

Contents

Letter to our Shareholders

Message from the Chief Executive Officer

Dear Fellow Shareholders:

Our fiscal year 2004 was a year dedicated to working with Avaya to bring our carrier grade messaging solutions to the market. We had a busy year supporting Avaya's sales efforts and continued to evolve our messaging platform to exceed the requirements given to us by our partners and customers. Our primary focus in 2004 was to develop our new sales channel and plant the seeds for success in 2005 and beyond.

In June of 2004, our relationship with Avaya grew stronger, confirming our mutual commitment to sell Service Provider Messaging to the lucrative tier I telco market. Under the terms of our amended agreement, Avaya has committed to reaching aggressive sales targets in return for worldwide market exclusivity and ownership options (warrants) in our company.

Our attempts to redraw industry parameters and introduce a new business model are paying off. The Avaya /Voice Mobility (VMI) approach to the market has set new expectations for price and performance. 2005 will see VMI move into contracts, deployment of messaging solutions and ultimately the flow of revenue. We will cast a wider net on the global wireless, IP / Broadband and wireline market segments.

VMI will be focusing on two main areas of business development in 2005. Firstly, the legacy voicemail system replacement market has global opportunities of more than 1 billion mailboxes. VMI has developed a solution that allows for near seamless migration of existing customer populations while reducing existing messaging costs by over 50%. Secondly, the IP telephony (VOIP) market is hot. Market analysts predict a large swing of subscribers from local exchange carriers (LECs) to IP telephony providers in the next five years. VMI and Avaya plan to be a leading supplier of messaging solutions to this market.

I hope you find the enclosed materials useful. On behalf of all VMI employees and myself, I thank you for your continued support.

Sincerely,

Randy G. Buchamer

Chief Executive Officer and Director

Business Overview

We are engaged in the enhanced messaging area of the telecommunications market. We market and deploy next generation messaging solutions that provide enhanced messaging features and functionality while ensuring integration with or replacement of existing first generation voicemail messaging systems. Our enhanced software suite:

- allows telecommunications companies to replace their aging legacy voicemail systems and incorporate incremental offerings such as real time call connect, voicemail to email, fax to email and unified mailbox services; or
- can serve as a first generation voicemail and messaging system for telecommunications companies that do not have an existing voicemail system, with the added capability of providing incremental offerings such as real time call connect, voicemail to email, fax to email and unified mailbox services.

In June of 2004, we signed a comprehensive agreement with Avaya Inc. This agreement granted Avaya global exclusivity to our core messaging technology. This agreement covers a three-year term and defines specific performance based milestones. At the end of each year the exclusivity will either be extended or terminated based upon the achievement of the milestones. Overall, the relationship is progressing extremely well. Both companies have invested in ongoing development of the product and the combined marketing and sales team is exposing the product to key customers to create interest and awareness.

Avaya has an unparalleled brand name in the carrier and enterprise marketplace. We are working together with Avaya to leverage that brand name to create interest and excitement about the offering in the service provider market. We are exposing our product to several thousand sales people within Avaya's many divisions, as well as to Avaya's distribution partners and existing customers. In addition, Avaya has introduced a very unique utility-based business model that has received a great deal of attention and interest from the market. While we have a resolute focus on helping Avaya get to market with the offering in the United States and all over the world, we recognize that a broader group of channel partners may be required to achieve market penetration.

We will also target original equipment manufacturer distributors who wish to include our enhanced messaging software as a component on a messaging system that they manufacture and distribute. The original equipment manufacturer distributor will be responsible for all selling, distribution, support and maintenance of our enhanced messaging software. The original equipment manufacturer distributor may sell the product directly to telecommunications companies utilizing their own sales force and distribution network.

There are some target markets where our company has no specific representation through strategic partners, system integrators or original equipment manufacturers distributors. In these markets, we intend to sell directly to the customer.

Management's Discussions and Analysis or Plan of Operation

Overview

You should read the following discussion of our financial condition and results of operations together with the consolidated audited financial statements and the notes to consolidated audited financial statements included elsewhere in this report. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those anticipated in these forward-looking statements.

We are engaged in the development and sales and marketing of unified voice messaging software through our wholly-owned operating subsidiaries, Voice Mobility Inc. and Voice Mobility (US) Inc. Our enhanced messaging software suite allows for legacy voicemail replacement and incremental offerings such as real time call connect, voicemail to e-mail, and fax to email services. These unified communication services are facilitated by the creation of a single personal digital mailbox that can receive any type of communication regardless of its incoming format or medium.

During the years ended December 31, 2004 and 2003, we implemented a series of restructuring plans in an effort to reduce our expenses and monthly burn rate. The restructuring plans consisted primarily of a reduction in employees in all areas of our operations, a reduction in our office space from 5,000 s.f. to 2,000 s.f. (saving rent of $2,000 (CDN$3,000) per month) by relocating our offices to our new premises in Burnaby, British Columbia, a reduction in the size of our office space in Victoria, British Columbia and by a significant reduction in the utilization of consultants.

During the year ended December 31, 2004, we shifted our sales model from a direct sales model to a channel partner model. A channel partner is a party who will purchase our product for resale to telecommunication companies. This fundamentally shifted the way our company was structured. Instead of selling and supporting the customer directly, we will utilize the channel partner to conduct the sales and support activities for our enhanced messaging software. This shift in our structure allowed us to reduce expenses in the areas of support and training. We reduced the number of employees by eight and we reduced expenses across the company after a comprehensive review of our expenditures. This allowed us to stretch the funds we received through equity and debt financing to execute on our business plan.

Results of Operations for the fiscal years ended December 31, 2004 and December 31, 2003

Sales

Sales for the fiscal year ended December 31, 2004 were $12,981 compared to sales of $57,967 for the fiscal year ended December 31, 2003, representing a 78% decrease. Sales for the fiscal year ended December 31, 2004 were from technical training and support services provided to Avaya. Sales for the fiscal year ended December 31, 2003 were from recognition of deferred revenue in relation to support services from prior periods. Sales to Avaya comprised 100% of the revenue for the fiscal year ended December 31, 2004. Sales to two customers comprised 74% of revenue for the fiscal year ended December 31, 2003. For the fiscal year ended December 31, 2004, we derived 100% of our sales from our Canadian operations (74% for the fiscal year ended December 31, 2003) and nil% from sales from our U.S. operations (26% for the fiscal year ended December 31, 2003).

During the fiscal year ended December 31, 2004, we generated sales through technical training and support services. We have shifted our sales approach from direct sales to sales through channel partners. During the fiscal year ended December 31, 2004, our focus was to establish and develop a relationship with a channel partner that would provide us with opportunities for sales to Tier I telecommunication companies. We have not generated any sales through channel partners to date.

Cost of Sales

Cost of sales were $5,683 and $nil for the fiscal years ended December 31, 2004 and 2003 respectively. Cost of sales for the fiscal year ended December 31, 2004 was related to travel and accommodation expenses incurred while providing technical training and support services to Avaya. We did not incur any cost of sales for the fiscal year ended December 31, 2003 as all revenue earned in the year was recognized deferred revenue.

Operating Expenses

Total operating costs for the year ended December 31, 2004 were $3,539,439 compared to $2,898,909 for the previous year. The increase in total costs of $640,530, or 22%, was primarily attributable to the sales and marketing expense relating to the issuance of Class V Warrants to Avaya. We issued the warrants as part of an amended master license agreement executed in June 2004. As part of the agreement, we granted 6,000,000 Class V Warrant to Avaya of which 2,000,000 vested immediately. We recorded $1,169,591 in sales and marketing expenses for the fair value of the 2,000,000 exercisable Class V Warrants issued. This increase in sales and marketing expense was partially offset by the decrease in general and administrative expenses.

Sales and Marketing

Our sales and marketing costs consist primarily of Avaya business development services, personnel, advertising, promotions, public relations and business development. Total costs were $1,652,303 and $665,801 for the fiscal years ended December 31, 2004 and December 31, 2003 respectively representing an increase of 148% in sales and marketing costs.

The increase of $986,502 in sales and marketing expense between the fiscal years ended December 31, 2004 and 2003 is a result of a combination of an increase in sales and marketing related to the issuance of Class V Warrants to Avaya of $1,169,591 and the decrease in overall investor relations of $24,000, salaries of $122,000 and severance expense of $17,000.

Research and Development

Our research and development costs consist primarily of personnel, data and voice transmission, and related facility costs. Our research and development costs were $760,810 and $725,456 for the fiscal years ended December 31, 2004 and 2003 respectively, representing an increase of $35,354 or 5%. The increase of $35,354 is primarily a result of an increase in data and voice transmission and related facility costs.

General and Administrative

Our general and administrative costs consist primarily of personnel costs, professional and legal costs, consulting fees, travel, and the lease of office space. General and administrative costs were $1,126,326 and $1,507,562 for the fiscal years ended December 31, 2004 and 2003 respectively, representing a decrease of $381,236 or 25% in our general and administrative costs. These costs reflect employee stock option compensation cost of $14,061 and $60,062 for the fiscal years ended December 31, 2004 and 2003 respectively.

The decrease of $335,235 (net of stock based compensation) is a result of a combination of a decrease in the amortization of property and equipment of approximately $551,062 due to the increase in fully amortized assets during the year and an increase in legal and professional fees due to a settlement agreement with a former employee whereby we paid $118,397 (CDN$150,000) in cash and issued 187,500 shares of our common stock valued at $112,500.

Interest Expense

Our interest expense was $706,176 and $629,043 for the fiscal years ended December 31, 2004 and 2003 respectively. The interest expense for the fiscal year ended December 31, 2004 includes the amortization of the debt discount on the Series C and D promissory notes of $166,077 (Cdn.$214,971), the embedded beneficial conversion feature of $32,000 related to the Series F convertible promissory note and the amortization of the 15% repayment premium of the Series D promissory note of $25,752 (Cdn.$33,333) issued in September 2003. The interest expense for the fiscal year ended December 31, 2003 includes the amortization of the 15% repayment premium of $242,230 (Cdn.$318,750) on the Series A and B promissory notes, which were issued between June 2002 and May 2003. The remaining interest expense for the fiscal years ended December 31, 2004 and 2003 consist of the stated interest rate on the principal amount of the then outstanding promissory notes.

Loss on Debt Restructuring

For the fiscal year ended December 31, 2003, we recorded a $241,636 loss on debt restructuring as described more fully in Note 6 to the audited consolidated financial statements.

Income Taxes

As of December 31, 2004, we had $6,971,000 United States tax net operating losses that expire in the years 2019 through to 2023. As at December 31, 2004, we have Canadian tax net operating losses of approximately $20,450,000 that will expire in the years 2005 through 2011. Non-capital losses of our Canadian operating subsidiary Voice Mobility Inc., are restricted by Canadian Income Tax law and may not be available entirely for use in future years pursuant to Section 111(4) of the Canadian *Income Tax Act*.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For fiscal years ended December 31, 2004 and 2003 respectively, we recognized a valuation allowance equal to deferred tax assets for which realization is uncertain.

Net Loss

Our net loss was $4,235,958 and $3,711,616 for the fiscal years ended December 31, 2004 and 2003 respectively. The primary reason for the increase in net loss is due to the sales and marketing expense related to the issuance of Class V Warrants to Avaya. We recorded $1,169,591 in sales and marketing expenses for the fair value of the exercisable Class V Warrants issued to Avaya. The increase in sales and marketing expense was partially offset by the decrease in general and administrative expenses.

Since inception through December 31, 2004, we have incurred aggregate net losses of $40.2 million. The losses were primarily incurred as a result of our focus on the development and testing of our product and the marketing of our product. We have moved our focus from the development of our product and we are now in a position to focus on the sales of our product and we believe that we will continue to incur losses until we generate sufficient revenues to cover all of our operating expenses. Because we are uncertain as to the rate at which telecommunications companies will replace their legacy voicemail systems with technology like our enhanced messaging product, we cannot accurately predict when we will be able to generate revenues which will exceed our ongoing operating expenses.

Results of Operations for the fiscal years ended December 31, 2003 and December 31, 2002

Sales

Sales from the recognition of deferred revenue for the fiscal year ended December 31, 2003 were $57,967 compared to sales of $699,937 for the fiscal year ended December 31, 2002, representing a 92% decrease. The decrease in sales is attributed to the decrease in the volume of goods sold (and not to decreases in price) compared to the same period last year. Sales for the fiscal year ended December 31, 2002 included software license sales, recognition of deferred revenue from 2000, mailbox subscriptions, and support services.

Of the $641,970 decrease in sales, $586,265 was attributable to sales of our software license to one customer, Aliant Inc. and its subsidiaries, which comprised 84% of revenues for the fiscal year ended December 31, 2002. During the year ended December 31, 2003, we did not make any further sales to Aliant. We shifted our sales approach from direct sales to sales through channel partners. During the year, our focus was to establish and develop a relationship with a channel partner that would provide us with opportunities for sales to Tier I telecommunication companies. We hope that we have established such a relationship with Avaya Inc. We have not generated any sales through channels to date.

Cost of Sales

Cost of sales were $nil and $62,818 for the fiscal years ended December 31, 2003 and 2002 respectively, representing a 100% decrease. We did not record any cost of sales for the fiscal year ended December 31, 2003 as all revenue earned in the year was recognized deferred revenue. Cost of sales for the fiscal year ended December 31, 2002 was comprised of the royalty costs, any applicable selling commissions, language translation costs and amortization of the telephony hardware, software licenses, and installation costs of previous versions of our product at existing customer locations (which used to be sold as a complete product including hardware and software).

The decrease in cost of sales was primarily attributable to a decrease of $44,585 in royalty costs related to sales of our software license to one customer for the fiscal year ended December 31, 2002.

Operating Expenses

Total operating costs for the year ended December 31, 2003 were $2,898,909 compared to $4,419,528 for the previous year. The decrease in total costs of $1,520,619, or 34%, was primarily attributable to the continued implementation of our restructuring plan to conserve cash and to reduce our monthly cash burn rate. The plan resulted in a significant reduction in costs and the reduction in personnel was the primary method used to reduce our operating costs. For the fiscal year ended December 31, 2003, an aggregate of eight employees were laid off which resulted in a net aggregate monthly savings of approximately $50,000. In addition to the layoffs, all employees agreed to a rollback on salaries of between 2.5% to 5% during the year. Approximately $350,000 was attributed to a reduction in the amortization on our property and equipment and approximately $200,000 was attributed to a reduction on the use of professionals. The total cost of the restructuring plan for the fiscal year ended December 31, 2003 was $52,366.

Sales and Marketing

Our sales and marketing costs consist primarily of personnel, advertising, promotions, public relations, trade shows and business development. Total costs were $665,801 and $1,103,112 for the fiscal years ended December 31, 2003 and December 31, 2002 respectively representing a decrease of 40% in sales and marketing costs.

The decrease of $437,311 in sales and marketing expense between the fiscal years ended December 31, 2003 and 2002 is a result of a decrease in sales and marketing personnel, advertising and promotions, travel, consulting fees, and general sales and marketing expenses. The decrease in sales and marketing expenses is a result of our shift from a direct sales model to a channel partner model. This shift will allow us to utilize the brand of our channel partner to access the persons making the purchase decisions at the Tier I telecommunication companies. The shift resulted in the reduction in staff which we employed for sales support and training. From a sales perspective, we believe that this shift will allow for greater revenue potential over time. The primary reason for the decrease in costs is a result of a significant cost reduction plan. We decreased personnel in our sales and marketing department by 3 persons between December 31, 2002 and December 31, 2003.

Research and Development

Our research and development costs were $725,456 and $1,058,643 for the fiscal years ended December 31, 2003 and 2002 respectively, representing a decrease of $333,187 or 31%. Included in these costs are employee stock option compensation cost of $nil and $21,766 for the fiscal years ended December 31, 2003 and 2002 respectively.

The decrease of $311,421 (exclusive of stock based compensation) between the fiscal years ended December 31, 2003 and 2002 is primarily a result of a decrease in research and development personnel, data and voice transmission and related facility costs. The primary reason for the decrease in costs is a result of a significant cost reduction plan. We have decreased personnel in our research and development department by 5 developers between December 31, 2002 and December 31, 2003.

General and Administrative

Our general and administrative costs consist primarily of personnel costs, professional and legal costs, consulting fees, travel, and the lease of office space. General and administrative costs were $1,507,562 and $2,257,773 for the fiscal years ended December 31, 2003 and 2002 respectively, representing a decrease of $750,211 or 33% in our general and administrative costs. Included in these costs are stock option compensation cost of $60,062 and $nil for the fiscal years ended December 31, 2003 and 2002 respectively.

The decrease of $810,273 (exclusive of stock based compensation) in general and administrative costs between the fiscal years ended December 31, 2003 and 2002, is primarily a result of a decrease in personnel costs, professional and legal costs.

Interest Income

Interest income was $5 and $7,134 for the fiscal years ended December 31, 2003 and 2002 respectively. For the fiscal year ended December 31, 2003, we earned interest income on cash through term deposits. The decrease in interest income is a result of the decrease in cash and cash equivalents from December 31, 2002 to December 31, 2003.

Interest Expense

Our interest expense was $629,043 and $133,434 for the fiscal years ended December 31, 2003 and 2002 respectively. The increase in interest expense resulted from the increase in the issuance of debt securities for the fiscal year ended December 31, 2003, including the Series A, B, C, D and E promissory notes payable.

Loss on Debt Restructuring

For the fiscal year ended December 31, 2003, we recorded a $241,636 loss on debt restructuring as described more fully in Note 7 to the audited consolidated financial statements.

Income Taxes

As of December 31, 2003, we had $5,387,000 United States tax net operating losses that expire in the years 2019 through to 2022. As at December 31, 2003 we have Canadian tax net operating losses of approximately $19,023,000 that will expire in the years 2004 through 2010. Non-capital losses of our Canadian operating subsidiary Voice Mobility Inc., are restricted by Canadian Income Tax law and may not be available entirely for use in future years pursuant to Section 111(4) of the Canadian *Income Tax Act*.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For fiscal years ended December 31, 2003 and 2002 respectively, we recognized a valuation allowance equal to deferred tax assets for which realization is uncertain.

Net Loss

Our net loss was $3,711,616 and $3,908,709 for the fiscal years ended December 31, 2003 and 2002 respectively. The primary reason for the decrease in net loss is due to the implementation of our restructuring plan that involved the reduction in personnel between December 2002 to December 2003 of 8 employees and their related costs. Along with the cost reduction plan, we recorded a loss on debt restructuring of $241,636 that took place on September 9, 2003.

Since inception through December 31, 2003, we have incurred aggregate net losses of $36 million. The losses were primarily incurred as a result of our focus on the development and testing of our product and the marketing of our product. We have moved our focus from the development of our product and we are now in a position to focus on the sales of our product and we believe that we will continue to incur losses until we generate sufficient revenues to cover all of our operating expenses. Because we are uncertain as to the rate at which telecommunications companies will replace their legacy voicemail systems with technology like our enhanced messaging product, we cannot accurately predict when we will be able to generate revenues which will exceed our ongoing operating expenses.

Liquidity and Capital Resources

As of December 31, 2004, we had $566,254 in cash and cash equivalents and a working capital deficiency of $5,631,974 and as of December 31, 2003, we had $85,636 in cash and cash equivalents and a working capital deficiency of $1,106,713.

Operating Activities

Our operating activities resulted in net cash outflows of $2.3 million and $2.1 million for the fiscal years ended December 31, 2004 and 2003 respectively. The operating cash outflows for these periods resulted from investments in research and development and sales and marketing, which led to operating losses in all periods.

Investing Activities

Investing activities resulted in net cash outflows of $109,079 for the fiscal year ended December 31, 2004. We received proceeds of $8,963 from the sale of property and equipment and spent $118,042 on property and equipment purchased during the period. Investing activities resulted in net cash inflows of $8,292 for the year ended December 31, 2003. The investing activities in fiscal 2004 and 2003 were limited due to our cash conservation plans. At December 31, 2004, we did not have any material commitments for future capital expenditures.

Financing Activities

Financing activities resulted in net cash inflows of $2.9 million for the fiscal year ended December 31, 2004 from the issuance of common shares and share purchase warrants in several private placement transactions, the issuance of Series F and G promissory notes, and the exercise of certain outstanding share purchase warrants and options. Financing activities resulted in net cash inflows of $2.2 million for the fiscal year ended December 31, 2003 from the issuance of Series B, D and E promissory notes and the issuance of common shares and share purchase warrants in a private placement transaction in September 2003.

Debt Obligations

As at December 31, 2004, we have $7,749,431 in debt obligations and accrued interest with maturity dates as follows:

	Amount Outstanding as at December 31, 2004	**Maturity Date**
Series C promissory notes payable	$3,882,338	December 31, 2005
Series D promissory notes payable	452,254	December 31, 2005
Series E promissory notes payable	594,174	on demand
Series F convertible promissory notes payable	129,890	on demand
Series G promissory notes payable	346,199	on demand
Innovatia Inc. promissory note payable	2,344,576	as discussed below
	$7,749,431	

Innovatia Inc. Promissory Note Payable

On December 28, 2001, we issued to Innovatia a promissory note in the amount of $1,707,989 (CDN$2,720,142) of which $2,344,576 (CDN$2,818,180) of principal and accrued interest is outstanding at December 31, 2004. The promissory note bears interest at prime plus 1% (prime rate at December 31, 2004 was 4.25%) and is repayable in quarterly installments until repaid in full. The amount payable each quarter is the lesser of $188,584 (Cdn$226,678) and 40% of the net aggregate amount of invoices issued by our company to Aliant and its subsidiaries in the quarter.

After December 31, 2004, any current or future amounts due in accordance with the quarterly repayment schedule are only payable in common shares and the number of common shares payable, if any, is determined by dividing the amount payable by Cdn$1.56. As at December 31, 2004, the current portion due on the promissory note is $383,237 (CDN$460,651) and as of January 1, 2005, this amount is payable only by the issuance of 295,289 common shares. Notwithstanding, we have the option at any time and from time to time to prepay in cash, common shares or a combination thereof, the whole or any portion of the remaining non-current balance. If we elected to prepay by common shares, then 500,000 of the common shares will be valued at the lesser of the market price of our common shares on the Toronto Stock Exchange and Cdn$0.75 per share, and the value of the balance of any other common shares payable is determined by the weighted average trading price of our common shares on the Toronto Stock Exchange over the ten trading days immediately prior to the date on which the common shares are to be issued. As at December 31, 2004, the non-current portion of the promissory note eligible for prepayment is $1,961,339 (CDN$2,357,529) and if we elected to prepay this amount with the issuance of common shares then as at January 1, 2005, this would result in the issuance of 2,741,313 common shares.

As at January 1, 2005, if we made the election to settle the entire principal and interest outstanding with the issuance of common shares, this would result in the issuance of 3,036,602 shares of our common stock. We are required to obtain shareholder and regulatory approval to issue common shares to settle the promissory note. We have obtained shareholder and regulatory approval to issue up to 2,000,000 shares of common stock to settle all or a portion of the promissory note. If the 2,000,000 shares of common stock is not sufficient to settle the promissory note, we will need to obtain further shareholder and regulatory approval to issue common shares to settle the remaining balance of the promissory note. In the event such shareholder and regulatory approval is not obtained, the promissory note will be payable only in cash.

We believe Innovatia has not complied with the terms of its development and license agreements that gave rise to the promissory note debt obligation and as a result we have corresponded with Innovatia to resolve the matter.

Trends and Uncertainties

Our ability to generate revenues in the future is dependent on when telecommunication companies will replace their legacy voicemail systems and implement new technology, like our enhanced messaging software. We cannot predict when telecommunication companies will adopt such technology and this causes some uncertainty with respect to the growth of and our ability to generate ongoing revenues.

The continued downturn in the telecommunications industry is causing some telecommunications companies to delay making any capital expenditures in connection with replacing their legacy voicemail systems. If telecommunication companies delay their capital expenditures, then the growth of our revenues could also be delayed.

Future Operations

Presently, our revenues are not sufficient to meet operating and capital expenses and we have incurred operating losses since inception, which are likely to continue for the foreseeable future. We anticipate that we will have negative cash flows during the year ended December 31, 2005. Management projects that we will require an additional $8.2 to $8.8 million to fund our ongoing operating expenses, working capital requirements and extinguish our debt for the next twelve months, broken down as follows:

Estimated Funding Required During the Next Twelve Months	
Operating expenses	
Sales and Marketing	$650,000 - $800,000
General and Administrative	$850,000 - $950,000
Research and Development	$850,000 - $950,000
Capital Expenditures	$50,000 - $100,000
Working capital	$400,000 - $500,000
Debt	
Payment of principal and interest on promissory notes (1)	$5,400,000 - $5,500,000
Total	$8,200,000 - $8,800,000

(1) Included in this amount are the Series C, D, E, F and G promissory notes. We expect to renegotiate $4.3 million of Series C and D promissory notes to extend out the maturity date, however, at as the date of filing, no terms have been discussed. Included in the remaining amount are the Series E, F and G promissory notes which are due on demand, however, we believe that these amounts will remain outstanding into 2006.

We plan to raise the capital required to satisfy these immediate short-term needs and additional capital required to meet the balance of our estimated funding requirements for the next twelve months primarily through the sale of our equity securities or debt.

Financing activities resulted in net cash inflows of $2.9 million for the fiscal year ended December 31, 2004 from the issuance of common shares and share purchase warrants in several private placement transactions, the issuance of Series F and G promissory notes, and the exercise of certain outstanding share purchase warrants and options.

We currently anticipate that we will generate revenues in the long-term as we increase our sales and marketing activities and gain acceptance of our software from Tier 1 telecommunications companies. We have implemented significant cost reductions and expect to keep our operating costs to a minimum until cash is available through financing or operating activities. Based on current projections, we anticipate revenues from Tier I telecommunications providers in 2005 generated through the replacement of legacy voicemail systems or new deployments by such providers.

Due to the uncertainty of our ability to meet our current operating and capital expenses, in their report on the annual consolidated financial statements for the year ended December 31, 2004, our independent registered public accounting firm included an explanatory paragraph regarding concerns about our ability to continue as a going concern in their audit report.

There is substantial doubt about our ability to continue as a going concern as the continuation of our business is dependent upon obtaining further financing, successful and sufficient market acceptance of our current products and any new products that we may introduce, the continuing successful development of our products and related technologies, and, finally, achieving a profitable level of operations. The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current stockholders. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments.

There are no assurances that we will be able to obtain further funds required for our continued operations. We are pursuing various financing alternatives to meet our immediate and long-term financial requirements. There can be no assurance that additional financing will be available to us when needed or, if available, that it can be obtained on commercially reasonable terms. If we are not able to obtain the additional financing on a timely basis, we will be forced to scale down or perhaps even cease the operation of our business.

Application of Critical Accounting Policies

Our consolidated financial statements and accompanying notes are prepared in accordance with United States generally accepted accounting principles. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management's application of accounting policies. We believe that understanding the basis and nature of the estimates and assumptions involved with the following aspects of our consolidated financial statements is critical to an understanding of our operating results and financial position.

Revenue Recognition

Revenues are derived from sales of software licenses, hardware and maintenance and training services. We sell software licenses with maintenance and training services, hardware on a stand-alone basis and bundled arrangements including software, hardware and maintenance and training services. We generally license our software to customers for an indefinite period of time.

We recognize revenue in accordance with Statement of Position SOP 97-2 "Software Revenue Recognition" and Staff Accounting Bulletin 104 "Revenue Recognition ".

SOP 97-2 requires that the total arrangement fee from software arrangements that include rights to multiple software products, post contract customer support and/or other services be allocated to each element of the arrangement based on their relative fair values. Under SOP 97-2, the determination of fair value is based on vendor specific objective evidence.

Software revenue is recognized under SOP 97-2 when persuasive evidence of an arrangement exists, when all elements essential to the functionality of the software including installation and training are delivered in accordance with the terms and conditions of the customer contracts, when the fee is fixed or determinable, and when collection is reasonably assured. Fees are considered fixed or determinable if the contracts are similar to others for which we have a standard business practice and a history of successful collection under the original payment terms.

For software arrangements involving multiple elements, we allocate revenue to each element based on vendor specific objective evidence of relative fair values, which are derived by allocating a value to each element that is based upon the prices charged when the element is sold separately. Our product and services are generally sold as part of a contract involving software, hardware, maintenance and training. Vendor specific objective evidence is used to determine the relative fair values of these various elements in each of the contracts.

Revenue for hardware sold separately is recognized under Staff Accounting Bulletin 104. Hardware revenue, net of trade discounts is recognized upon shipment or when all elements essential to functionality are complete and when all significant contractual obligations have been satisfied and collection is reasonably assured. When contracts contain specific contingencies, we defer revenue recognition until such time as the contingencies are resolved.

Revenues from maintenance are recognized rateably over the term of the arrangement, generally one year, and revenues from training are generally recognized as the services are performed.

Software Development Costs

Costs incurred internally to develop computer software products and the costs to acquire externally developed software products (which have no alternative future use) to be sold, leased or otherwise marketed are charged to expense until the technological feasibility of the product has been established. After technological feasibility is established and until the product is available for general release, software development, product enhancements and acquisition costs will be capitalized and amortized on a product-by-product basis.

Stock Based Compensation

We account for stock-based employee compensation arrangements using the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and comply with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") as amended by Statement of Financial Accounting Standards No. 148 "Accounting for Stock-Based Compensation Transition and Disclosure - an amendment of FASB Statement No. 123". The pro forma disclosure of stock-based compensation is included in Note 14(d) to our audited consolidated financial statements for the year ended December 31, 2004. Under APB 25, compensation expense for employees is based on the difference between the fair value of our stock and the exercise price if any, on the date of the grant. We account for stock issued to non-employees at fair value in accordance with FAS 123. We use the Black-Scholes option pricing model to determine the fair value of stock options granted to non-employees.

Recent Accounting Pronouncements

In December 2004, the FASB issued Statement of Financial Accounting Standards 123R "Share-Based Payment," a revision to FAS 123. FAS 123R replaces existing requirements under FAS 123 and APB 25, and requires public companies to recognize the cost of employee services received in exchange for equity instruments, based on the grant-date fair value of those instruments, with limited exceptions. FAS 123R also affects the pattern in which compensation cost is recognized, the accounting for employee share purchase plans, and the accounting for income tax effects of share-based payment transactions. For small-business filers, FAS 123R will be effective for interim or annual periods beginning after December 15, 2005. Early adoption is permitted in periods in which financial statements have not yet been issued. We expect to adopt FAS 123R on January 1, 2006. As permitted by FAS 123, we currently account for share-based payments to employees using APB 25's intrinsic value method. Accordingly, the adoption of FAS 123R's fair value method will have a significant impact on our statement of operations, although it will have no impact on our overall financial position. The impact of adoption of FAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted FAS 123R in prior periods, the impact of that standard would have approximated the impact of FAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 14[d] to these consolidated financial statements.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Voice Mobility International, Inc.

We have audited the accompanying consolidated balance sheets of **Voice Mobility International, Inc.** as of December 31, 2004 and 2003 and the related consolidated statements of operations, stockholders' deficiency and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Voice Mobility International, Inc. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Company's recurring net losses and working capital deficiency raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Ernst & Young LLP

Vancouver, Canada,
March 9, 2005

Chartered Accountants

Voice Mobility International, Inc.

Consolidated Balance Sheet

[See Note 1 - Basis of Presentation]

As at December 31 (expressed in U.S. dollars)

	2004 $	2003 $
ASSETS [notes 7, 8, 9, 10, and 11]		
Current		
Cash and cash equivalents	**566,254**	85,636
Other receivables	**10,813**	13,921
Note receivable [note 3]	**-**	190,406
Prepaid expenses	**31,096**	63,776
Total current assets	**608,163**	353,739
Deferred contract costs [note 12]	**81,631**	81,631
Deferred finance costs [note 8]	**27,730**	51,420
Property and equipment, net [note 5]	**105,078**	115,684
Total assets	**822,602**	602,474
LIABILITIES AND STOCKHOLDERS' DEFICIENCY		
Current		
Accounts payable [note 3]	**159,968**	269,071
Accrued liabilities [notes 12 and 16]	**216,582**	207,194
Employee related payables	**63,369**	67,227
Deferred revenue	**12,126**	7,351
Series C promissory notes payable [note 7]	**3,882,338**	17,936
Series D promissory notes payable [note 8]	**452,254**	1,860
Series E promissory notes payable [note 9]	**594,174**	534,510
Series F convertible promissory note payable [note 10]	**129,890**	-
Series G promissory notes payable [note 11]	**346,199**	-
Current portion of promissory note payable [note 12]	**383,237**	355,303
Total current liabilities	**6,240,137**	1,460,452
Deferred revenue [note 12]	**322,927**	299,389
Series C promissory notes payable [note 7]	**-**	3,467,563
Series D promissory notes payable [note 8]	**-**	363,972
Promissory note payable [note 12]	**1,961,339**	1,722,552
Total liabilities	**8,524,403**	7,313,928
Commitments [note 17]		
Stockholders' deficiency [note 14]		
Common stock, $0.001 par value, authorized 100,000,000 41,288,491 outstanding [2003 - 35,565,620]	**41,288**	35,566
Preferred stock, $0.001 par value, authorized 1,000,000 Series A Preferred stock, 1 outstanding	**1**	1
Additional paid-in capital	**33,880,606**	30,061,022
Accumulated deficit	**(40,247,098)**	(36,011,140)
Other accumulated comprehensive loss	**(1,376,598)**	(796,903)
Total stockholders' deficiency	**(7,701,801)**	(6,711,454)
Total liabilities and stockholders' deficiency	**822,602**	602,474

See accompanying notes

Voice Mobility International, Inc.

Consolidated Statement of Operations

Year ended December 31 (expressed in U.S. dollars)

	2004 $	2003 $
Sales [note 4]	**12,981**	57,967
Cost of sales	**5,683**	-
Gross profit	**7,298**	57,697
Operating expenses		
Sales and marketing [note 14[e]]	**1,652,303**	665,801
Research and development	**760,810**	725,456
General and administrative [note 14[d]]	**1,126,326**	1,507,652
	3,539,439	2,898,909
Loss from operations	**3,532,141**	2,840,942
Interest income	**(2,359)**	(5)
Interest expense	**706,176**	629,043
Loss on debt restructuring [note 6]	**-**	241,636
Net loss	**4,235,958**	3,711,616
Basic and diluted loss per share [note 13]	**(0.10)**	(0.06)

See accompanying notes

Consolidated Statements of Stockholders' Deficiency

Year ended December 31 (expressed in U.S. dollars)

	Common Stock		Series A Preferred Stock		Series B Preferred Stock				Other	
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Comprehensive Loss	Total
	#	$	#	$	#	$	$	$	$	$
Balance, December 31, 2002	31,536,948	31,537	1	1	585,698	586	31,847,387	(33,619,962)	(57,712)	(1,798,163)
Common stock and warrants issued on restructuring of debt and preferred stock	864,702	865	-	-	-	-	805,939	-	-	806,804
Exchange of Series B convertible preferred stock	-	-	-	-	(585,698)	(586)	(3,097,955)	-	-	(3,098,541)
Retained earning adjustment on the exchange of the Series B convertible preferred stock	-	-	-	-	--	-	-	1,320,438	-	1,320,438
Warrants issued pursuant to Series D promissory notes	-	-	-	-	-	-	85,932	-	-	85,932
Common stock issued pursuant to private placement, net of share issue costs of $3,110	1,176,470	1,176	-	-	-	-	361,645	-	-	362,821
Common stock issued on exchange of exchangeable shares	1,987,500	1,988	-	-	-	-	(1,988)	-	-	-
Stock based compensation	-	-	-	-	-	-	60,062	-	-	60,062
Components of comprehensive loss:										
Net loss	-	-	-	-	-	-	-	(3,711,616)	-	(3,711,616)
Foreign currency translation loss	-	-	-	-	-	-	-	-	(739,191)	(739,191)
Total comprehensive loss										(4,450,807)
Balance, December 31, 2003	35,565,620	35,566	1	1	-	-	30,061,022	(36,011,140)	(796,903)	(6,711,454)
Common stock issued pursuant to private placements, net of share issue costs of $32,001	3,546,489	3,546	-	-	-	-	1,982,923	-	-	1,986,469
Common stock issued pursuant to exercise of stock options	494,549	494	-	-	-	-	82,115	-	-	82,609
Common stock issued pursuant to exercise of common stock warrants	1,344,333	1,344	-	-	-	-	404,732	-	-	406,076
Common stock issued pursuant to settlement of accounts payable	40,000	40	-	-	--	-	21,960	-	-	22,000
Common stock issued pursuant to legal settlement agreement	187,500	188	-	-	-	-	112,312	-	-	112,500
Warrants issued pursuant to license and services agreement with Avaya	-	-	-	-	-	-	1,169,591	-	-	1,169,591
Beneficial conversion feature pursuant to Series F convertible promissory note payable	-	-	-	-	-	-	32,000	-	-	32,000
Common stock issued on exchange of exchangeable shares	110,000	110	-	-	-	-	(110)	-	-	-
Stock based compensation	-	-	-	-	-	-	14,061	-	-	14,061
Components of comprehensive loss:										
Net loss	-	-	-	-	-	-	-	(4,235,958)	-	(4,235,958)
Foreign currency translation loss	-	-	-	-	-	-	-	-	(579,695)	(579,695)
Total comprehensive loss										(4,815,653)
Balance, December 31, 2004	41,288,491	41,288	1	1	-	-	33,880,606	(40,247,098)	(1,376,598)	(7,701,801)

See accompanying notes

Voice Mobility International, Inc.

Consolidated Statements of Cash Flows

Year ended December 31 (expressed in U.S. dollars)

	2004 $	2003 $
OPERATING ACTIVITIES		
Net loss	**(4,235,958)**	(3,711,616)
Non-cash items included in net loss		
Amortization of property and equipment	**120,546**	671,608
Amortization of deferred finance costs	**25,752**	297916
Accretion of unamortized debt discount	**166,077**	44,422
Beneficial conversion feature on convertible note	**32,000**	-
Non-cash sales and marketing expense	**1,169,591**	-
Stock based compensation	**14,061**	60,062
(Gain) loss on disposal of property and equipment	**(5,977)**	24,322
Loss on debt restructuring	**-**	241,636
Common stock issued on legal settlement agreement	**112,500**	-
	(2,601,408)	(2,371,650)
Net change in operating assets and liabilities [note 19]	**272,962**	261,035
Cash used in operating activities	**(2,328,446)**	(2,110,615)
INVESTING ACTIVITIES		
Purchase of property and equipment	**(118,042)**	(5,998)
Proceeds on sale of property and equipment	**8,963**	14,290
Cash provided by (used in) investing activities	**(109,079)**	8,292
FINANCING ACTIVITIES		
Proceeds from Series B promissory notes payable	**-**	1,032,229
Proceeds from Series D promissory notes payable	**-**	366,838
Proceeds from Series E promissory notes payable	**-**	457,754
Proceeds from Series F convertible promissory note payable	**112,517**	-
Proceeds from Series G promissory notes payable	**303,882**	-
Proceeds from issuance of common stock	**1,986,469**	362,821
Proceeds on exercise of stock options	**82,609**	-
Proceeds on exercise of common stock warrants	**406,076**	-
Cash provided by financing activities	**2,891,553**	2,219,642
Effect of change in foreign exchange rate on cash and cash equivalents	**26,590**	(129,679)
Increase (decrease) in cash and cash equivalents	**480,618**	(12,360)
Cash and cash equivalents, beginning of year	**85,636**	97,996
Cash and cash equivalents, end of year	**566,254**	85,636

See accompanying notes

Notes to Consolidated Financial Statements

December 31, 2004 (expressed in U.S. dollars)

1. Nature of Business and Basis of Presentation

Nature of Business

Voice Mobility International, Inc., (the "Company") is a Nevada corporation engaged in the development and sales and marketing of enhanced messaging software through its wholly owned operating subsidiaries, Voice Mobility Inc. and Voice Mobility (US) Inc. The Company's enhanced messaging software suite will allow for legacy voicemail replacement and incremental offerings such as real time call connect, voicemail to e-mail, and fax to email services. These unified communication services are facilitated by the creation of a single personal digital mailbox that can receive any type of communication regardless of its incoming format or medium. The Company's principal geographic markets include North America, Europe and Asia.

Basis of Presentation

The financial statements have been prepared by management in accordance with United States generally accepted accounting principles on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company incurred a net loss of $4,235,958 for the year ended December 31, 2004 [2003 - $3,711,616] and has a working capital deficiency of $5,631,974 that raises substantial doubt about its ability to continue as a going concern. Management has been able, thus far, to finance the operations through a series of equity and debt financings. In fiscal 2004, the Company received net proceeds of $2.9 million in connection with the issuance of debt and equity, and the exercise of outstanding options and warrants. Management plans to continue to seek other sources of financing on favorable terms; however, there are no assurances that any such financing can be obtained on favorable terms, if at all. Management believes it has implemented significant cost reductions and expects to keep its operating costs to a minimum until cash is available through financing or operating activities. There are no assurances that the Company will be successful in achieving these goals.

1. Nature of Business and Basis of Presentation (cont'd.)

In view of these conditions, the ability of the Company to continue as a going concern is in substantial doubt and dependent upon achieving a profitable level of operations and on the ability of the Company to obtain necessary financing to fund ongoing operations. Management believes that its current and future plans enable it to continue as a going concern. These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying financial statements.

2. Significant Accounting Policies

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Voice Mobility Inc., Voice Mobility (US), Inc., Voice Mobility Canada Limited, an inactive company and VM Sub Limited, also an inactive company. All intercompany balances and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Revenue Recognition

Revenues are derived from sales of software licenses, hardware, maintenance and training services. The Company has sold software licenses with maintenance and training services, hardware on a stand-alone basis and bundled arrangements including software, hardware and maintenance and training services. The Company generally licenses software to customers for an indefinite period of time.

2. Significant Accounting Policies (cont'd.)

The Company recognizes revenue in accordance with Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2") and Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104").

SOP 97-2 requires that the total arrangement fee from software arrangements that include rights to multiple software products, post contract customer support and/or other services be allocated to each element of the arrangement based on their relative fair values. Under SOP 97-2, the determination of fair value is based on vendor specific objective evidence.

Software revenue is recognized under SOP 97-2 when persuasive evidence of an arrangement exists, when all elements essential to the functionality of the software including installation and training are delivered in accordance with the terms and conditions of the customer contract, when the fee is fixed or determinable, and when collection is reasonably assured. Fees are considered fixed or determinable if the contracts are similar to others for which the Company has a standard business practice and a history of successful collection under the original payment terms.

For software arrangements involving multiple elements, the Company allocates revenue to each element based on vendor specific objective evidence of relative fair values, which are derived by allocating a value to each element that is based upon the prices charged when the element is sold separately. The Company's product and services are generally sold as part of a contract involving software, hardware, maintenance and training. Vendor specific objective evidence is used to determine the relative fair values of these various elements in each of the contracts.

Revenue for hardware sold separately is recognized under SAB 104. Hardware revenue, net of trade discounts is recognized upon shipment or when all elements essential to functionality are complete and when all significant contractual obligations have been satisfied and collection is reasonably assured. When contracts contain specific contingencies, the Company defers revenue recognition until such time as the contingencies are resolved.

Revenues from maintenance are recognized ratably over the term of the arrangement, generally one year, and revenues from training are generally recognized as the services are performed.

Foreign Currency

These consolidated financial statements have been presented in United States dollars. The functional currency of the Company is the U.S. dollar. The functional currency of the Company's Canadian subsidiary is the Canadian dollar. Accordingly, all assets and liabilities of the Canadian subsidiary which are denominated in Canadian dollars are translated at the year-end exchange rate and revenues and expenses are translated using a weighted average exchange rate for the applicable period. Any resulting exchange gains and losses are presented as cumulative foreign currency translation gains (losses) within other accumulated comprehensive loss.

Transactions denominated in foreign currencies are translated at the exchange rate in effect on the respective transaction dates and gains and losses are reflected in the consolidated statements of operations.

Notes to Consolidated Financial Statements

December 31, 2004 (expressed in U.S. dollars)

2. Significant Accounting Policies (cont'd.)

Financial Instruments

The Company's financial instruments consists of cash and cash equivalents, other receivables, note receivable, accounts payable, employee related payables, and promissory notes payable. Unless otherwise stated the fair value of the financial instruments approximates their carrying value. The Company has not entered into foreign exchange derivative contracts.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short term deposits with original maturities of ninety days or less and are recorded at amortized cost.

Property and Equipment

Property and equipment are carried at cost. Amortization is provided using the straight-line method over the assets estimated useful lives as follows:

Computer equipment	3 years
Computer software	2 years
Office equipment and furniture	5 years
Leasehold improvements	Term of the lease

Software Development Costs

Costs incurred internally to develop computer software products and the costs to acquire externally developed software products (which have no alternative future use) to be sold, leased or otherwise marketed are charged to expense until the technological feasibility of the product has been established. After technological feasibility is established and until the product is available for general release, software development, product enhancements and acquisition costs are capitalized and amortized on a product-by-product basis.

Notes to Consolidated Financial Statements

December 31, 2004 (expressed in U.S. dollars)

2. Significant Accounting Policies (cont'd.)

Stock Based Compensation

The Company accounts for stock-based employee compensation arrangements using the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure - an amendment of FASB Statement No. 123" ("FAS 148"). The pro-forma disclosure of stock based compensation is included in Note 14[d].

Under APB 25, compensation expense for employees is based on the excess of the fair value of the Company's stock over the exercise price if any, on the date of the grant. The Company accounts for stock issued to non-employees at fair value in accordance with FAS 123. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options granted to non-employees.

Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect for the year in which the differences are expected to reverse.

Loss per Share

Basic loss per share is computed by dividing loss available to common stockholders by the weighted average number of common stock and exchangeable shares outstanding for the period. Diluted loss per share reflects the dilutive potential of outstanding securities using the treasury stock method.

Notes to Consolidated Financial Statements

December 31, 2004 (expressed in U.S. dollars)

2. Significant Accounting Policies (cont'd.)

Comprehensive Loss

Comprehensive loss includes all changes in equity except those resulting from investments by owners and distributions to owners. Other accumulated comprehensive loss consists only of accumulated foreign currency translation adjustments for all years presented.

Recent Accounting Pronouncements

In December 2004, the FASB issued Statement of Financial Accounting Standards 123R "Share-Based Payment," a revision to FAS 123. FAS 123R replaces existing requirements under FAS 123 and APB 25, and requires public companies to recognize the cost of employee services received in exchange for equity instruments, based on the grant-date fair value of those instruments, with limited exceptions. FAS 123R also affects the pattern in which compensation cost is recognized, the accounting for employee share purchase plans, and the accounting for income tax effects of share-based payment transactions. For small-business filers, FAS 123R will be effective for interim or annual periods beginning after December 15, 2005. Early adoption is permitted in periods in which financial statements have not yet been issued. The Company expects to adopt FAS 123R on January 1, 2006. As permitted by FAS 123, the Company currently accounts for share-based payments to employees using APB 25's intrinsic value method. Accordingly, the adoption of FAS 123R's fair value method will have a significant impact on the Company's statement of earnings, although it will have no impact on the Company's overall financial position. The impact of adoption of FAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted FAS 123R in prior periods, the impact of that standard would have approximated the impact of FAS 123 as described in the disclosure of pro forma net loss and loss per share in Note 14[d] to these consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2004 (expressed in U.S. dollars)

3. Note Receivable

On November 11, 2004, in exchange for the assignment of a note receivable from the former shareholder of the predecessor corporation, Equity Capital Group, Inc and the securities pledged, a shareholder of the Company reduced the principal amount of their Series C Promissory Note held by $153,206 (Cdn$185,000) and offset an accounts payable owing from the Company to the shareholder of $37,200.

4. Segmented Information

The Company operates in one major line of business, the development, manufacture and marketing of enhanced messaging software systems.

Revenue from external customers, by location of customer, is as follows:

	Canada	US	Other	Total
2004	-	**12,981**	-	**12,981**
2003	22,381	20,586	15,000	57,967

Sales from technical training and support services to one customer comprised 100% of revenues in 2004. Sales from the recognition of deferred revenue from three customers comprised 39%, 36% and 25% of revenues in 2003 respectively.

The Company has substantially all its assets in Canada and its current and planned future operations are, and will be, located in Canada.

Notes to Consolidated Financial Statements

December 31, 2004 (expressed in U.S. dollars)

5. Property and Equipment

	Cost $	Accumulated Amortization $	Net Book Value $
2004			
Computer equipment	**2,290,325**	**2,273,459**	**16,866**
Computer software	**547,130**	**493,066**	**54,064**
Office equipment and furniture	**173,919**	**156,370**	**17,549**
Leasehold improvements	**28,612**	**12,013**	**16,599**
	3,039,986	**2,934,908**	**105,078**
2003			
Computer equipment	2,754,581	2,692,691	61,890
Computer software	696,218	694,908	1,310
Office equipment and furniture	197,440	159,062	38,378
Leasehold improvements	142,854	128,748	14,106
	3,791,093	3,675,409	115,684

6. Restructuring of Debt and Preferred Stock

On September 9, 2003, the Company completed a restructuring arrangement whereby certain existing debt and convertible preferred stock were settled in full in exchange for the issuance of new debt, common stock and share purchase warrants. The exchange of old debt for new debt, common stock and share purchase warrants was accounted for in accordance with Statement of Financial Accounting Standards No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings". The exchange of convertible preferred stock for new debt and share purchase warrants was accounted for in accordance with Emerging Issues Task Force No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and Emerging Issues Task Force No. 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments".

Exchange of Series A and B Promissory Notes

The existing principal amounts of the Series A promissory notes (Cdn$650,000) and Series B promissory notes (Cdn$1,800,000) were exchanged for the same $1,814,949 (Cdn$2,450,000) principal amount of Series C promissory notes. The Series C promissory notes continue to bear interest at 8% per annum payable quarterly, however, the maturity date was extended to December 31, 2005 (refer to Note 7).

December 31, 2004 (expressed in U.S. dollars)

6. Restructuring of Debt and Preferred Stock (cont'd.)

As part of the troubled debt restructuring, the Company issued 864,702 common stock and 1,633,332 Class T share purchase warrants in partial settlement of $272,242 (Cdn$367,500) representing the 15% repayment premium accrued for the Series A promissory notes and Series B promissory notes. The fair market value of the common stock, based on quoted market price, was $211,387 (Cdn$285,352) and the estimated fair value of the share purchase warrants, using the Black-Scholes option pricing model, was $302,491 (Cdn$408,333). Accordingly, a loss of $241,636 was recorded in the statement of operations for the year ended December 31, 2003. No other gain or loss was recognized on the restructuring of the promissory notes.

The Class T share purchase warrants are exercisable for a period of five years at an exercise price of $0.35 (Cdn$0.425) per share. The warrants also include a call feature at the option of the Company that is described in Note 14[e].

Exchange of Series B Convertible Preferred Stock

The Company issued Series C promissory notes with a principal amount of $1,757,093 (Cdn$2,372,526) and 1,581,684 Class T share purchase warrants in exchange for the settlement of 585,698 Series B convertible preferred stock with a stated amount of $1,757,093 (Cdn$2,372,526) and a previously recorded beneficial conversion feature of $1,341,448.

The Series C promissory notes bear interest at 8% per annum payable quarterly and mature on December 31, 2005 (refer to Note 7). The Class T share purchase warrants are exercisable for a period of five years at an exercise price of $0.35 (Cdn$0.425) per share. The warrants also include a call feature at the option of the Company that is described in Note 14[e].

The fair value of the Series C promissory notes on the date of issuance was estimated at $1,485,177 (Cdn$2,004,841) based on a 15% market interest rate which management has determined to reflect the Company's cost of borrowing. The fair value of the Class T share purchase warrants was estimated at $292,926 using the Black-Scholes option-pricing model. The $1,320,438 net difference between the $3,098,541 combined carrying value of the convertible preferred stock and previously recorded beneficial conversion feature and the $1,778,103 combined fair value of the Series C promissory notes and Class T share purchase warrants issued was recorded as a reduction to the accumulated deficit and a reduction to the net loss attributable to common stockholders for purposes of the calculation of basic and diluted loss per share.

Notes to Consolidated Financial Statements

December 31, 2004 (expressed in U.S. dollars)

7. Series C Promissory Notes Payable

		2004		2003
	US$	Cdn$	US$	Cdn$
Principal	**3,858,175**	**4,637,526**	3,719,650	4,822,526
Unamortized debt discount	**(135,953)**	**(163,416)**	(252,087)	(326,831)
	3,722,222	**4,474,110**	3,467,563	4,495,695
Accrued interest	**160,116**	**192,459**	17,936	23,254
	3,882,338	**4,666,569**	3,485,499	4,518,949

The Series C promissory notes were issued on September 9, 2003 as part of the restructuring of debt and preferred shares described in Note 6.

The Series C promissory notes bear interest at the rate of 8% per annum payable quarterly and mature on December 31, 2005. The Company has agreed to repay the Series C promissory notes at a rate equal to 10% of gross sales as and when generated and as reported on the Company's quarterly and annual financial statements.

The Series C promissory notes were recorded at a discount of $305,894 (Cdn$367,685), to reflect the fair value based on a 15% market interest rate. The discount is subject to accretion over the 27-month term to maturity of the promissory notes and recorded as interest expense.

Repayment of the Series C promissory notes have been guaranteed by the Company and are collateralized by the assets of the Company's subsidiary, Voice Mobility Inc.

8. Series D Promissory Notes Payable

		2004		2003
	US$	Cdn$	US$	Cdn$
Principal	**415,973**	**500,000**	385,654	500,000
Repayment premium	**62,396**	**75,000**	57,848	75,000
Unamortized debt discount	**(42,891)**	**(51,555)**	(79,530)	(103,111)
	435,478	**523,445**	363,972	471,889
Accrued interest	**16,776**	**20,165**	1,860	2,411
	452,254	**543,610**	365,832	474,300

December 31, 2004 (expressed in U.S. dollars)

8. Series D Promissory Notes Payable (cont'd.)

On September 9, 2003, the Company issued an aggregate of $366,838 (Cdn$500,000) Series D promissory notes and 574,999 Class R share purchase warrants to four shareholders, one of whom is also a director of the Company. The notes bear interest at a rate of 8% per annum payable quarterly and mature on December 31, 2005. The warrants are exercisable for a period of five years at an exercise price of $0.35 (Cdn$0.425) per share. The warrants also include a call feature at the option of the Company that is described in Note 14[e].

The notes are subject to a repayment premium equal to 15% of the outstanding principal balance. The repayment premium of $62,396 (Cdn$75,000) was recorded as an increase to the promissory notes balance and as a deferred financing cost. The deferred financing cost is being amortized to interest expense over the 27-month term to maturity. The gross proceeds have been allocated to the promissory notes and the warrants based on the relative fair value of each security at the time of issuance. Accordingly, $284,466 (Cdn$384,000) was allocated to the promissory notes and $85,932 (Cdn$116,000) was allocated to the warrants in aggregate. The fair value of the warrants was estimated using the Black-Scholes option-pricing model. The discount on the notes as a result of the warrants is subject to accretion over the 27-month term to maturity of the promissory notes and recorded as interest expense.

Repayment of the Series D promissory notes have been guaranteed by the Company and are collateralized by the assets of the Company's subsidiary, Voice Mobility Inc.

9. Series E Promissory Notes Payable

		2004		2003
	US$	**Cdn$**	**US$**	**Cdn$**
Principal	**499,168**	**600,000**	462,784	600,000
Repayment premium	**74,875**	**90,000**	69,418	90,000
	574,043	**690,000**	532,202	690,000
Accrued interest	**20,131**	**24,197**	2,308	2,992
	594,174	**714,197**	534,510	692,992

During the months of November and December 2003, the Company issued an aggregate of $457,754 (Cdn$600,000) Series E promissory notes to two shareholders. The notes bear interest at a rate of 8% per annum payable quarterly and are due on demand.

The notes are subject to a repayment premium equal to 15% of the outstanding principal balance. The repayment premium of $69,418 (Cdn$90,000) was recorded as an increase to the promissory notes balance and expensed immediately as interest since the notes are due on demand.

Repayment of the Series E promissory notes have been guaranteed by the Company and are collateralized by the assets of the Company's subsidiary, Voice Mobility Inc.

December 31, 2004 (expressed in U.S. dollars)

10. Series F Convertible Promissory Note Payable

	2004		2003	
	US$	**Cdn$**	**US$**	**Cdn$**
Principal	**124,855**	**150,075**	-	-
Accrued interest	**5,035**	**6,052**	-	-
	129,890	**156,127**	-	-

On June 17, 2004, the Company issued a $112,517 (Cdn$150,075) Series F convertible promissory note to one shareholder. The note bears interest at a rate of 8% per annum payable quarterly and is due on demand.

The note is convertible at the option of the holder at any time before June 17, 2006 into units at a price of $0.96 (Cdn$1.15) per unit. Each unit will consist of one common share and one non-transferable common share purchase warrant. The convertible promissory note contains an embedded beneficial conversion feature amounting to $32,000 that was calculated as the difference between the conversion price and the fair value of the units into which the promissory note is convertible multiplied by the number of units. The $32,000 was expensed immediately as interest since the note is due on demand.

Each warrant entitles the holder, upon giving 61 days notice to the Company, to purchase one common share of the Company at a price of $0.96 (Cdn$1.15) per share at any time before June 17, 2006.

Repayment of the Series F convertible promissory note has been guaranteed by the Company and is collateralized by the assets of the Company's subsidiary, Voice Mobility Inc.

11. Series G Promissory Notes Payable

	2004		2003	
	US$	**Cdn$**	**US$**	**Cdn$**
Principal	**332,779**	**400,000**	-	-
Accrued interest	**13,420**	**16,132**	-	-
	346,199	**416,132**	-	-

On July 1, 2004, the Company issued an aggregate of $303,882 (Cdn$400,000) Series G promissory notes to two shareholders. The notes bear interest at a rate of 8% per annum payable quarterly and are due on demand.

Repayment of the Series G promissory notes have been guaranteed by the Company and are collateralized by the assets of the Company's subsidiary, Voice Mobility Inc.

Notes to Consolidated Financial Statements

December 31, 2004 (expressed in U.S. dollars)

12. Promissory Note Payable

The Company believes Innovatia/Aliant has not complied with the terms of the development agreement and the software license agreement that gave rise to the promissory note payable and the other related assets and liabilities as described below. As a result, the Company has corresponded with Aliant to discuss a proposed settlement. Any settlement, which could differ materially from the amounts currently reported, will be recorded in the period it occurs.

Promissory Note Payable

	2004		2003	
	US$	**Cdn$**	**US$**	**Cdn$**
Principal	**2,020,671**	**2,428,847**	1,873,387	2,428,847
Accrued interest	**323,905**	**389,333**	204,468	265,093
	2,344,576	**2,818,180**	2,077,855	2,693,940
Less current portion	**383,237**	**460,651**	355,303	460,651
	1,961,339	**2,357,529**	1,722,552	2,233,289

On December 28, 2001, the Company issued Innovatia Inc. ("Innovatia"), a wholly owned subsidiary of Aliant Inc. ("Aliant"), a promissory note in the amount of $1,707,989 (Cdn$2,720,142) in settlement of development services contracted from Innovatia from February 1, 2001 to December 31, 2001. The promissory note bears interest at prime plus 1% (prime rate at December 31, 2004 was 4.25%) and is repayable in quarterly installments until repaid in full. The amount payable each quarter is the lesser of $188,584 (Cdn$226,678) and 40% of the net aggregate amount of invoices issued by the Company to Aliant and its subsidiaries in the quarter.

Through to December 31, 2004, the repayments can be made in cash or common shares at the sole option of the Company. If paid by common shares, then 500,000 of the common shares will be valued at the lesser of the market price of the shares on the Toronto Stock Exchange and Cdn$0.75 per share, and the value of the balance of any other common shares issuable to repay the debt is determined by the weighted average trading price of the Company's common shares on the Toronto Stock Exchange over the ten trading days immediately prior to the date on which the common shares are to be issued.

December 31, 2004 (expressed in U.S. dollars)

12. Promissory Note Payable (cont'd.)

After December 31, 2004, any current or future amounts due in accordance with the quarterly repayment schedule are only payable in common shares and the number of common shares payable, if any, is determined by dividing the amount payable by Cdn$1.56. As at December 31, 2004, the current portion due on the promissory note is $383,237 (CDN$460,651) and as of January 1, 2005, this amount is payable only by the issuance of 295,289 common shares. Notwithstanding, the Company has the option at any time and from time to time to prepay in cash, common shares or a combination thereof, the whole or any portion of the remaining non-current balance. If the Company elected to prepay by common shares, then 500,000 of the common shares will be valued at the lesser of the market price of the common shares on the Toronto Stock Exchange and Cdn$0.75 per share, and the value of the balance of any other common shares issuable to repay the debt is determined by the weighted average trading price of the common shares on the Toronto Stock Exchange over the ten trading days immediately prior to the date on which the common shares are to be issued. As at December 31, 2004, the non-current portion of the promissory note eligible for prepayment is $1,961,339 (CDN$2,357,529) and if the Company elected to prepay this amount with the issuance of common shares then as at January 1, 2005, this would result in the issuance of 2,741,313 common shares.

As at January 1, 2005, if the Company made the election to settle the entire principal and interest outstanding with the issuance of common shares, this would result in the issuance of 3,036,602 shares of common stock. The Company is required to obtain shareholder and regulatory approval to issue common shares to settle the promissory note. The Company has obtained shareholder and regulatory approval to issue up to 2,000,000 shares of common stock to settle all or a portion of the promissory note. The Company will need to obtain further shareholder and regulatory approval to issue common shares to settle the remaining balance of the promissory note. In the event such shareholder and regulatory approval is not obtained, the promissory note will be payable only in cash.

The Company continues to accrue for interest, however, there has been no activity in terms of repayment of the promissory note since March 2002.

Other Related Assets and Liabilities

In addition to the promissory note payable, the Company's financial statements include certain Canadian dollar denominated assets and liabilities that have not changed since December 31, 2002. Each balance originated in connection with either the initial development agreement with Innovatia or the three year software license agreement with Aliant that was signed on June 19, 2002. The Company received an initial payment from Aliant immediately after signing the software license agreement to deliver certain software products and services however, the deployment of product did not occur as planned. The US dollar equivalent of these assets and liabilities as reported in the Company's financial statements is as follows:

	2004 $	2003 $
Deferred contract costs	**81,631**	81,631
Royalty payable to Aliant, included in accrued liabilities	**57,984**	53,758
Accounts payable to Innovatia for GST on development services, included in accrued liabilities	**62,943**	58,355
Deferred revenue	**322,927**	299,389

Notes to Consolidated Financial Statements

December 31, 2004 (expressed in U.S. dollars)

13. Loss Per Share

The following table sets forth the computation of loss per share:

	2004 $	2003 $
Numerator:		
Net loss	**(4,235,958)**	(3,711,616)
Accumulated deficit adjustment on the exchange of the Series B convertible preferred stock (Note 6)	**-**	1,320,438
Net loss attributable to common stockholders	**(4,235,958)**	(2,391,178)
Denominator:		
Weighted average number of common stock outstanding	**38,641,535**	33,376,040
Weighted average number of common stock issuable on exercise of Exchangeable Shares	**3,344,837**	4,235,925
Weighted average number of common stock equivalents outstanding	**41,986,372**	37,611,965
Basic and diluted loss per share	**(0.10)**	(0.06)

In connection with the 1999 recapitalization of the Company, Voice Mobility Canada Limited (VM Canada), a wholly-owned subsidiary, issued 6,600,000 VM Canada Exchangeable Shares. Each VM Canada Exchangeable Share is exchangeable for one common share of the Company at any time at the option of the shareholder, and will be exchanged no later than July 1, 2009, and has essentially the same voting, dividend and other rights as one common share. A share of Series A preferred voting stock, which was issued to a trustee in trust for the holders of the VM Canada Exchangeable Shares, provides the mechanism for holders of the VM Canada Exchangeable Shares to have voting rights in the Company. The Company considers each Exchangeable Share as equivalent to one share of its common stock and therefore the Exchangeable Shares are included in the computation of basic loss per share. During 2004, holders of the Exchangeable Shares exchanged 110,000 Exchangeable Shares into 110,000 common shares of the Company for no additional consideration. As at December 31, 2004, 3,340,000 Exchangeable Shares are outstanding [2003 - 3,450,000].

For the years ending December 31, 2004 and 2003, the Company's common shares issuable upon the exercise of stock options, warrants and other convertible securities were excluded from the determination of diluted loss per share as their effect would be antidilutive.

December 31, 2004 (expressed in U.S. dollars)

14. Share Capital

[a] Authorized

The Company is authorized to issue up to 100,000,000 shares of common stock, par value $0.001 per share. The Company is also authorized to issue up to 1,000,000 shares of preferred stock, par value $0.001 per share.

[b] Common Stock

2004

Private Placements

On March 4, 2004, the Company issued 900,000 units at Cdn$1.15 per unit for net cash proceeds of $758,326 (Cdn$1,012,879). Each unit comprises one share of common stock and one half of one Class U share purchase warrant, entitling the holder to one common share, exercisable at Cdn$1.36 at any time up to March 4, 2007. The Company paid $10,106 (Cdn$13,498) in cash and issued 33,750 common shares and 16,875 Class U share purchase warrants to a third party as a finders fee. The warrants also include a call feature at the option of the Company that is described in Note 14[e].

On August 27, 2004, the Company issued 153,846 units at Cdn$0.65 per unit for net cash proceeds of $76,103 (Cdn$100,000) to a director of the Company. Each unit comprises one share of common stock and one half of one Class W share purchase warrant, entitling the holder to one common share, exercisable at Cdn$1.00 at any time up to August 26, 2007. The warrants also include a call feature at the option of the Company that is described in Note 14[e].

On September 22, 2004, the Company issued 2,153,846 units at Cdn$0.65 per unit for net cash proceeds of $1,075,870 (Cdn$1,381,308). Each unit comprises one share of common stock and one half of one Class W share purchase warrant, entitling the holder to one common share, exercisable at Cdn$1.00 at any time up to September 21, 2007. The Company paid $4,010 (Cdn$5,148) in cash and issued 145,631 common shares and 72,817 Class W share purchase warrants to a third party as a finders fee. The warrants also include a call feature at the option of the Company that is described in Note 14[e].

On September 22, 2004, the Company issued 149,885 units at Cdn$0.66 per unit for net cash proceeds of $76,170 (Cdn$97,795). Each unit comprises one share of common stock and one half of one Class W share purchase warrant, entitling the holder to one common share, exercisable at Cdn$1.00 at any time up to September 21, 2007. The Company paid $859 (Cdn$1,129) *in cash and issued* 9,531 *common shares and* 4,766 Class W *share purchase* warrants to a third party as a finders fee. The warrants also include a call feature at the option of the Company that is described in Note 14[e].

December 31, 2004 (expressed in U.S. dollars)

14. Share Capital (cont'd.)

[b] Common Stock (cont'd.)

Exchangeable Shares

During 2004, holders of the Exchangeable Shares exchanged 110,000 Exchangeable Shares into 110,000 common shares of the Company for no additional consideration.

Legal Settlement Agreement

On June 23, 2004, in connection with a legal settlement agreement with a former employee, the Company issued 187,500 shares of common stock with a fair value at the time of issuance of $112,500 (see Note 18).

Settlement of an Accounts Payable Balance

On August 19, 2004, in connection with the settlement of an outstanding accounts payable balance with a certain vendor, the Company issued 40,000 shares of common stock with a fair value at the time of issuance of $22,000.

2003

Private Placements

On September 9, 2003, the Company issued 1,176,470 units, at $0.31 (Cdn$0.425) per unit for net cash proceeds of $362,821 (Cdn$495,750). Each unit comprises one share of common stock and one Class S warrant, entitling the holder to one common share, exercisable at $0.33 (Cdn$0.425) at any time up to September 8, 2008. The warrants also include a call feature at the option of the Company that is described in Note 14[e].

Exchangeable Shares

During 2003, holders of the Exchangeable Shares exchanged 1,987,500 Exchangeable Shares into 1,987,500 common shares of the Company for no additional consideration.

Restructuring of Debt

On September 9, 2003, in connection with the exchange of the Series A and B promissory notes into the Series C promissory notes described in Note 6, the Company issued an aggregate of 864,702 common shares to settle the 15% repayment fee on the Series A and B promissory notes.

Notes to Consolidated Financial Statements

December 31, 2004 (expressed in U.S. dollars)

14. Share Capital (cont'd.)

[c] Preferred Stock

On September 9, 2003, the 585,698 outstanding shares of Series B preferred stock were settled in exchange for the issuance of Series C promissory notes and Class T share purchase warrants as described in Note 6.

[d] Stock Options

Second Amended and Restated 1999 Stock Option Plan

On June 14, 2001, an amendment to the Amended and Restated 1999 Stock Option Plan was approved to meet the requirements for listing of the Company's securities on The Toronto Stock Exchange. The Second Amended and Restated 1999 Stock Option Plan ("Plan") authorizes an aggregate amount of 10,000,000 common shares to be issued pursuant to the exercise of stock options.

The Plan provides for the granting of options, which either qualify for treatment as incentive stock options or non-statutory stock options, and entitles directors, employees and consultants to purchase common shares of the Company. Options granted are subject to approval of the Board of Directors or the Compensation Committee.

The options generally vest over a period of two to three years from the date of grant. Any options that do not vest as the result of a grantee leaving the Company are forfeited and the common shares underlying them are returned to the reserve. The options generally have a contractual term of five years.

Activity under the Plan is as follows:

		Options Outstanding		
	Shares Available for Grant	Number of Shares	Price per Share	Weighted Average Exercise Price
Balance, December 31, 2002	2,278,269	6,267,276	0.10 - 7.25	$1.57
Options granted	(1,137,372)	1,137,372	0.18 - 0.54	$0.28
Options forfeited	2,746,399	(2,746,399)	0.20 - 6.88	$1.80
Balance, December 31, 2003	3,887,296	4,658,249	0.12 - 7.25	$1.13
Options granted	(2,641,617)	2,641,617	0.58 – 1.08	$0.82
Options forfeited	1,133,963	(1,133,963)	0.13 – 5.13	$1.15
Options exercised	-	(494,549)	0.13 – 0.35	$0.17
Balance, December 31, 2004	2,379,642	5,671,354	0.13 – 7.25	$1.07

Notes to Consolidated Financial Statements

December 31, 2004 (expressed in U.S. dollars)

14. Share Capital (cont'd.)

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at December 31, 2004 are as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Number Outstanding at December 31, 2004**	**Weighted Average Exercise Price**	**Weighted Average Remaining Contractual Life (years)**	**Number Exercisable at December 31, 2004**	**Weighted Average Exercise Price**
$0.13 - 0.50	1,795,771	$0.21	2.88	1,755,429	$0.21
$0.51 - 1.00	2,909,217	$0.83	3.92	1,911,120	$0.89
$1.01 - 2.00	310,700	$1.44	1.61	285,700	$1.47
$2.01 - 3.00	306,666	$2.35	0.56	306,666	$2.35
$3.01 - 7.25	349,000	$5.97	0.44	349,000	$5.97
	5,671,354	$1.07	3.07	4,607,915	$1.15

As at December 31, 2004, 5,037,354 [2003 - 3,638,250] options outstanding have an exercise price denominated in Canadian dollars with a weighted average exercise price of Cdn$0.84 [2003 – Cdn$0.59].

The Company incurred non-cash stock based compensation expense of $14,061 and $60,062 in general and administrative expenses for the years ended December 31, 2004 and 2003 respectively.

Notes to Consolidated Financial Statements

December 31, 2004 (expressed in U.S. dollars)

14. Share Capital (cont'd.)

Pro forma disclosure of stock based compensation

Pro forma information regarding results of operations and loss per share is required by FAS 123, as amended by FAS 148, for stock-based awards to employees as if the Company had accounted for such awards using the fair value method.

The fair value of the Company's stock-based awards granted to employees in 2004 and 2003 was estimated using the Black-Scholes option-pricing model.

The weighted average assumptions used and the resulting estimates of weighted average fair value of stock options granted issued during the following periods were as follows:

	2004	2003
Expected life of employee stock options (in years)	**3.0**	2.5
Volatility	**142%**	171%
Risk-free interest rate	**3.34%**	3.57%
Dividend yields	**0%**	0%
Weighted average fair value of stock options under employee stock option plans granted during the period	**$0.59**	$0.23

For pro forma purposes, the estimated value of the Company's stock-based awards to employees is amortized on a straight-line basis over the vesting period of the underlying options. The effect on the Company's net loss and loss per share of applying FAS 123 to the Company's stock-based awards to employees would approximate the following:

	2004 $	2003 $
Net loss	**(4,235,958)**	(3,711,616)
Compensation expense included in reported net loss	**14,061**	60,062
Compensation expense determined under the fair value method	**(1,097,638)**	(570,066)
Pro forma net loss	**(5,319,535)**	(4,221,620)
Basic and diluted loss per share		
As reported	**(0.10)**	(0.06)
Pro forma	**(0.13)**	(0.08)

Notes to Consolidated Financial Statements

December 31, 2004 (expressed in U.S. dollars)

14. Share Capital (cont'd.)

[e] Warrants

The Company has the following common stock warrants outstanding:

	Outstanding at January 1 #	Issued #	Exercised #	Forfeited or Cancelled #	Outstanding at December 31 #	Exercise Price	Expiry Date
Class K warrants	**100,000**	-	-	**100,000**	-	1.50	Forfeited
Class O warrants	**500,000**	-	**250,000**	-	**250,000**	0.25	Jul. 26/05
Class P warrants	**700,000**	-	**700,000**	-	-	0.30	Exercised
Class Q warrants	**377,667**	-	**377,667**	-	-	Cdn.0.45	Exercised
Class R warrants	**574,999**	-	-	-	**574,999**	Cdn.0.425	Sep. 8/08
Class S warrants	**1,176,470**	-	-	-	**1,176,470**	Cdn.0.425	Sep. 8/08
Class T warrants	**3,215,016**	-	**16,666**	-	**3,198,350**	Cdn.0.425	Sep. 8/08
Class U warrants	-	**466,875**	-	-	**466,875**	Cdn.1.36	Mar. 4/07
Class V warrants	-	**2,000,000**	-	-	**2,000,000**	Cdn.1.14	May 31/06
Class V warrants	-	**4,000,000**	-	-	**4,000,000**	Cdn.1.14	May 31/07
Class W warrants	-	**76,923**	-	-	**76,923**	Cdn.1.00	Aug. 26/07
Class W warrants	-	**1,229,450**	-	-	**1,229,450**	Cdn.1.00	Sep. 21/07
	6,644,152	**7,773,248**	**1,344,333**	**100,000**	**12,973,067**		
2003							
Special warrants	3,250,000	-	-	3,250,000	-	Cdn.2.25	Forfeited
Compensation options	650,000	-	-	650,000	-	Cdn.2.00	Forfeited
Compensation warrants	325,000	-	-	325,000	-	Cdn.2.25	Forfeited
Class F warrants	1,250,000	-	-	1,250,000	-	2.25	Forfeited
Class K warrants	100,000	-	-	-	100,000	1.50	Apr. 25/04
Class O warrants	500,000	-	-	-	500,000	0.25	Jul. 26/05
Class P warrants	700,000	-	-	-	700,000	0.30	Jan. 31/04
Class Q warrants	377,667	-	-	-	377,667	Cdn.0.45	Jan. 31/04
Class R warrants	-	574,999	-	-	574,999	Cdn.0.425	Sep. 8/08
Class S warrants	-	1,176,470	-	-	1,176,470	Cdn.0.425	Sep. 8/08
Class T warrants	-	3,215,016	-	-	3,215,016	Cdn.0.425	Sep. 8/08
	7,152,667	4,966,485	-	5,475,000	6,644,152		

December 31, 2004 (expressed in U.S. dollars)

14. Share Capital (cont'd.)

On July 28, 2003, the date of expiry for the Class P warrants and Class Q warrants was extended from July 31, 2003 to January 31, 2004 for no additional consideration.

The Class R, S and T share purchase warrants have a call feature by which the Company can demand exercise of the share purchase warrants if the common stock trades at a price equal to or greater than Cdn.$1.275 on the Toronto Stock Exchange for a period of 30 consecutive days. If the share purchase warrants have not been exercised then such share purchase warrants will terminate on the date that is 120 days from the date such demand is given to the holders.

The Class U share purchase warrants have a call feature by which the Company can demand exercise of the share purchase warrants if the common stock trades at a price equal to or greater than Cdn.$3.00 on the Toronto Stock Exchange for a period of 30 consecutive days. If the share purchase warrants have not been exercised then such share purchase warrants will terminate on the date that is 120 days from the date such demand is given to the holders.

On June 1, 2004, the Company amended its Master License Agreement with Avaya Inc. ("Avaya") and in this regard granted 6,000,000 Class V warrants, which allow Avaya, upon the achievement of certain performance based milestones, to acquire up to 6,000,000 common shares of the Company at Cdn.$1.14 per share. 2,000,000 warrants vested immediately and will expire on May 31, 2006. The fair value of the 2,000,000 warrants, which vested immediately, was measured using the Black-Scholes option-pricing model and amounted to $1,169,591. This amount was expensed to sales and marketing in the statements of operations. The remaining 4,000,000 Class V warrants will vest based on performance based milestones and will expire on May 31, 2007. As at December 31, 2004, no additional performance based milestones had been met.

The Class W share purchase warrants have a call feature by which the Company can demand exercise of the share purchase warrants if the common stock trades at a price equal to or greater than Cdn.$2.25 on the Toronto Stock Exchange for a period of 30 consecutive days. If the share purchase warrants have not been exercised then such share purchase warrants will terminate on the date that is 120 days from the date such demand is given to the holders.

December 31, 2004 (expressed in U.S. dollars)

15. Income Taxes

The Company is subject to United States federal and state income taxes at an approximate rate of 35%. The reconciliation of the provision (recovery) for income taxes at the United States federal statutory rate compared to the Company's income tax expense is as follows:

	2004 **$**	2003 $
Tax recovery at U.S. statutory rates	**(1,483,000)**	(1,299,000)
Higher effective income taxes of Canadian subsidiary	**(14,000)**	(104,000)
Change in valuation allowance	**1,329,000**	1,067,000
Imputed interest	**164,000**	299,000
Non-deductible expenses	**11,000**	37,000
Other	**(7,000)**	-
Income tax expense (recovery)	**-**	-

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recognized a valuation allowance for those deferred tax assets for which it is more likely than not that realization will not occur.

Significant components of the Company's deferred tax assets as of December 31 are as follows:

	2004 **$**	2003 $
Net operating loss carryforwards	**9,720,000**	8,308,000
Property and equipment	**1,505,000**	1,377,000
Unrealized foreign exchange	**(714,000)**	(420,000)
Debt discount accretion	**119,000**	42,000
Financing fees	**124,000**	154,000
Other	**14,000**	6,000
Total deferred tax assets	**10,768,000**	9,467,000
Valuation allowance	**(10,768,000)**	(9,467,000)
Net deferred tax assets	**-**	-

Notes to Consolidated Financial Statements

December 31, 2004 (expressed in U.S. dollars)

15. Income Taxes (cont'd.)

The net operating loss carryforwards expire as follows:

	$
Canada	
2005	1,348,000
2006	1,401,000
2007	3,557,000
2008	7,612,000
2009	2,307,000
2010	1,878,000
2011	2,347,000
	20,450,000
U.S.	
2019	211,000
2020	2,701,000
2021	2,339,000
2022	358,000
2023	1,362,000
	6,971,000
	27,421,000

Pursuant to Section 382 of the Internal Revenue Code, use of the Company's net operating loss carryforwards may be limited if the Company experiences a cumulative change in ownership of greater than 50% in a moving three year period. Ownership changes could impact the Company's ability to utilize net operating losses and credit carryforwards remaining at the ownership change date. The limitation will be determined by the fair market value of common stock outstanding prior to the ownership change, multiplied by the applicable federal rate.

16. Related Party Transactions

The Company had the following related party transactions in the normal course of operations which were recorded at amounts established and agreed between the related parties:

[a] During the year ended December 31, 2004, the Company was charged by Tsalix Investment Inc. (previously Pacific Western Mortgage Corporation), a company controlled by a shareholder and a director of the Company, for consulting services totalling $1,664 [2003 - $3,085]. At December 31, 2004, $62,750 is included in accrued liabilities [2003 - $59,680] that is owing to the same shareholder and director of the Company for monies paid on behalf of the Company.

Notes to Consolidated Financial Statements

December 31, 2004 (expressed in U.S. dollars)

16. Related Party Transactions (cont'd.)

[b] During the year ended December 31, 2004, the Company was charged legal fees totalling $66,237 [2003 - $74,668] by Catalyst Corporate Finance Lawyers, of which the Company's Corporate Secretary is a partner. At December 31, 2004, $21,547 [2003 - $41,323] is included in accounts payable and accrued liabilities.

[c] As at December 31, 2004, included in the promissory notes payable are the following amounts due to a director or his immediate family member.

Principal Portion of Promissory Notes

	2004		2003	
	US$	**Cdn$**	**US$**	**Cdn$**
Series C promissory notes	**952,048**	**1,144,362**	852,529	1,105,304
Series D promissory notes	**188,816**	**226,957**	152,734	198,020
Series E promissory notes	**297,087**	**357,099**	267,141	346,348
Series G promissory notes	**173,100**	**208,066**	-	-
	1,611,051	**1,936,484**	1,272,404	1,649,672

[d] As per Note 14[b], on August 27, 2004, the Company issued 153,846 units at Cdn$0.65 per unit for net cash proceeds of $76,103 (Cdn$100,000) to a director of the Company.

[e] On April 28, 2004, the Company issued 10,000 stock options to ASTC Science World Society of which the Company's Corporate Secretary is a member of the equity committee and a director of the Company is a member of the Board of Governors.

17. Commitments

The Company leases two premises under operating leases, one of which expires on March 31, 2005 and the other expires in 2008. The minimum lease payments are as follows:

	$
2005	44,882
2006	42,960
2007	46,329
2008	49,979
	184,150

The rental expense charged to the consolidated statements of operations in 2004 amounted to $149,750 [2003 - $118,000].

Notes to Consolidated Financial Statements

December 31, 2004 (expressed in U.S. dollars)

18. Legal Settlement

On June 21, 2004, the Company entered into a settlement agreement with a former employee whereby the Company paid $118,397 (Cdn$150,000) in cash and issued 187,500 shares of common stock which were valued at the market price of the Company's shares on the date of issuance ($112,500) in exchange for a dismissal of the lawsuit without costs.

19. Supplemental Cash Flow Information

Net changes in operating assets and liabilities are as follows:

	2004 $	2003 $
Other receivables	**3,108**	5,508
Note receivable	**-**	58,393
Prepaid expenses	**32,680**	4,691
Deferred contract costs	**-**	(4,075)
Accounts payable	**(49,903)**	2,629
Accrued liabilities	**9,388**	23,988
Employee related payables	**(3,858)**	19,719
Accrued interest on promissory notes payable	**277,454**	145,753
Deferred revenue	**4,093**	4,429
	272,962	261,035

December 31, 2004 (expressed in U.S. dollars)

19. Supplemental Cash Flow Information (cont'd)

Non-cash investing and financing activities are as follows:

	2004 $	2003 $
Repayment of Series C promissory note payable on settlement of notes receivable	**153,206**	-
Series C promissory notes issued on settlement of Series A and B promissory notes	-	1,814,949
Common stock and warrants issued on settlement of Series A and B promissory notes	-	272,242
Series C promissory notes issued on settlement of Series B convertible preferred stock	-	1,757,093

Cash amounts paid for interest and income taxes are as follows:

	2004 $	2003 $
Cash paid for interest	**201,962**	164,586
Cash paid for income taxes	-	563

20. Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

21. Subsequent Events

As of March 9, 2005, holders of exchangeable shares have exchanged 640,000 exchangeable shares into 640,000 common shares of the Company for no additional consideration.

Board of Directors



Donald Calder

Mr. Calder brings more than thirty years of experience in the telco industry, most recently as President of BCTelecom, to his role as Chairman of the Board. He also sits on the Finance, Compensation, Audit and Corporate Governance Committees.



Randy Buchamer

Mr. Buchamer, Voice Mobility's CEO, has extensive experience in strategic planning, sales and operations and leadership in dynamic organizations. He has occupied various Board positions since August 1999 and now serves as a director.



Gary R. Donahee

Mr. Donahee held several senior positions worldwide during his accomplished career with Bell-Northern Research Company and Nortel Networks. He has been a Voice Mobility director since October 2003 and sits on the Compensation Committee.



Jay Hutton

Voice Mobility's President, Mr. Hutton, has drawn on his fifteen-plus years of senior sales management experience in telecommunications to meet the challenges associated with various leadership roles throughout his six years with the company.



Bill Krebs

Mr. Krebs is a Chartered Accountant with more than thirty-five years in public and private practice. He was our first Chairman of the Board in 1995 and has remained involved ever since. As a director, Mr. Krebs sits on the Finance, Compensation and Audit Committees.



Bob Neal

Before his retirement, Mr. Neal contributed his talents, energy and leadership to Aliant, NBTel and Bruncor for twenty-four years. After a short hiatus, he re-joined our Board in October 2003 and currently sits on the Compensation, Audit and Corporate Governance Committees.



Morgan Sturdy

Mr. Sturdy brings over twenty years experience in guiding successful manufacturing and technology companies. He serves on the board of directors for seven technology companies in BC, four of which are publicly traded. He has been a Voice Mobility director since April 2000 and currently sits on the Finance and Corporate Governance Committees.

Executive Management Team



Randy Buchamer
Chief Executive Officer

Mr. Buchamer's expertise in building sales and managing large organizations was earned throughout his time in senior positions at well-known Canadian companies including the Jim Pattison Group and Mohawk Oil.



Harry Chan
Controller

Mr. Chan brings over 11 years experience in accounting and finance.



Rob Collins
Director, Marketing

Mr. Collins' knowledge of product marketing and tier 1 telecommunication experience have been honed over 16 years in the telco sector.



Jay Hutton
President

Mr. Hutton has more than 15 years of senior sales management experience in telecommunications and a track record for aggressively pursuing business growth opportunities.



Todd Johnson
Director, Channel Support

Mr. Johnson has held a variety of telecom industry positions over the last nine years, including systems design, digital semi-conductor design, customer support and quality assurance management.



Phil Kelsey
Director, Software Development

Mr. Kelsey has more than 25 years experience in software development, operations research and information technology management.



Cliff McCollum
Vice-President, Technology and Development

Mr. McCollum has more than 14 years of professional software development experience, six of which have been spent in the telecommunications industry.

Head Office

Voice Mobility International Inc.
Suite 100, 4190 Lougheed Hwy.
Burnaby, BC V5C 6A8

telephone/fax: 604.482.0000
www.voicemobility.com

Investor Relations

investors@voicemobility.com
telephone/fax: 888.370.8751

Stock Listing Exchange

Toronto Stock Exchange
Trading Symbol: VMY

NASD OTC Bulletin Board
Trading Symbol: VMII

Frankfurt Stock Exchange
Trading Symbol: VMY

Common Shares and Common Share Equivalents Outstanding: 44,628,491

Auditors

Ernst & Young LLP
telephone: 604.891.8200
fax: 604.643.5422

Registrar and Transfer Agent

(For change of address or registration)

Computershare Investor Services Inc.
telephone: 888.661.5566
caregistryinfo@computershare.com
www.computershare.com

Legal Counsel

United States

Clark, Wilson
telephone: 604.687.5700
fax: 604.687.6314

Canada

Catalyst Corporate Finance Lawyers
telephone: 604.688.6900
fax: 604.684.5644

Annual General Meeting

The annual general meeting of shareholders for Voice Mobility International Inc. will be held:

June 10, 2005 at 10:00 am PST

Standard Life Xchange Conference Centre
2nd floor 888 Dunsmuir St.
Vancouver, BC, Canada

Voice Mobility
International Inc.
Suite 100, 4190
Lougheed Highway
Burnaby, BC
V5C 6A8

www.voicemobility.com
604.482.0000
866.799.5577

Voice Mobility®